Filed Pursuant to Rule 433

Registration No. 333-205684

April 5, 2017

FREE WRITING PROSPECTUS

(To Prospectus dated April 3, 2017)

This Class B, Gold LEED-certified office building is situated within Maitland Center, one of Orlando’s largest suburban office submarkets containing nearly 7.5 million square feet of commercial space

The purchase price was $6.8 million with an annual net rental revenue of approximately $681,000

Find out more about the company here:

http://www.exp.com/en/home

We thank you for investing with us, and if you haven't yet, now is the time.

Rich Uncles NNN REIT, Inc.

Why We Like This Deal

The lease guarantor, exp Global, Inc., is an international engineering consulting company which provides professional, technical, and strategic services in the areas of building and infrastructure development, environmental and sustainability research, and project and design management.

Recent building improvements of over $925,000 have resulted in a completely remodeled facility which features some of the most modern office technology available, including motion-controlled LED lighting, a key card access system, a Sensitive Compartmented Information Facility (“SCIF”), and battery operated emergency lighting.

What else helped finalize the deal?

Following an approximate 15-year operating history in this building, exp US Services, Inc. recently exercised a 10-year lease extension that is guaranteed by exp Global, Inc

With its business origin dating back to 1906, exp Global, Inc. currently employs nearly 3,000 workers in 4 countries

Other major companies and regional headquarters in Maitland Center include ADP, Charles Schwab, and Electronic Arts (EA).

We thank you for investing with us, and if you haven't yet, now is the time

Lauren,

Rich Uncles is proud to announce our latest property acquisition!

The newest addition to our Rich Uncles NNN REIT, Inc. (“National REIT”) portfolio marks Rich Uncles’ 32nd commercial property investment between both its National and California REITs, with both REITs' total assets under management (AUM) nearly $200 million.

Acquired at a price of $6.75 million, our latest National REIT property is an office building leased to exp US Services, Inc. in the city of Maitland, Florida. The lease guarantor is exp US Services' parent company, exp Global, Inc., a privately held international provider of engineering and consulting services headquartered in Brampton (Toronto), Canada.

If you have any questions about our real estate investment trust, or the prospectus, please call us at (855) Rich-Uncles or simply reply to this email.

Sincerely,
Rich Uncles Investor Relations
(855) Rich-Uncles